Exhibit 99.1

OLYMPUS  COMPLETES TRANCHE TWO OF THE BAU ACQUISITION

Toronto, November 1, 2010 - Olympus Pacific Minerals Inc. ("Olympus" or the "Company") (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6). The Chairman and Chief Executive Officer David Seton is pleased to announce the Company has completed tranche two acquiring  a further 12.5% in the Bau Gold Project, Sarawak, Malaysia by payment of USD$7.5m taking its total ownership of the Joint Venture Company, North Borneo Gold Sdn Bhd to 75.05%.

BACKGROUND

The Bau Gold Project (800 sq. km) was acquired by Olympus in late 2009 (see Olympus press release dated November 10, 2009).

The Bau Gold Property has been independently assessed as having NI 43-101 gold resources of 2.45M oz: 0.56M oz indicated and 1.89M oz inferred – (See Olympus Press Release, dated June 23, 2010). This resource includes several different mineralization styles in multiple deposits that have to date been drilled to a shallow depth and remain open to further expansion through continuing exploration.

Recent reprocessing of airborne DIGHEM geophysical data within the central goldfield area have  revealed a number of strong conductivity anomalies. These are interpreted as the expression of large, mineralized vein systems that extend to more than 700m depth below surface. Drilling of these compelling  exploration targets  commenced in early September with an initial contract for 3,000 meters of HQ diamond drilling (the 12 month program is for 7,000m in approximately 45 holes).

See hyperlink insert- Targeted Taiton A conductivity anomaly http://olympuspacific.com/pdf/presentations/taiton_a_anomaly.pdf

Scoping studies have been completed, and Bau Gold Project drilling requirements have been quantified. Exploration drilling is currently targeting anomalies in the Arong Bakit, Taiton and Tabai sectors, with initial drill assay results expected to be available for reporting in December. Additionally, a separate resource drilling program is  beginning to upgrade the bulk of the existing resource to Measured and Indicated categories and to test deeper and lateral extensions of mineralization.

OWNERSHIP HIGHLIGHTS

• Competitive acquisition price for additional ownership of Bau

• East Malaysia has zero royalty rate on gold

• Low taxation entitlement for the first five years of production (5%)

 • Exploration upside; targeting 10 large conductivity anomalies in the next 12 months

 • Bau is in full feasibility

Olympus is a diversified gold company located in Southeast Asia with four core properties in Vietnam and Malaysia. The Company will expand existing gold production in early 2011 upon the commissioning of the new Phuoc Son Gold Plant located in central Vietnam. Reserve and Resource Estimates are anticipated to increase from the Company’s scheduled twelve month drilling program targeted at gold deposits that have to date only been drilled to shallow depth and remain open to further exploration.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton, Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101. Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward- looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.